Exhibit 99.1

Cash Store Financial Releases Second Quarter Results

EDMONTON, May 10, 2012 /CNW/ - The Cash Store Financial Services Inc. (Cash Store Financial) (TSX: CSF; NYSE: CSFS) today announced results for its second quarter ended March 31, 2012. The following financial results are expressed in Canadian dollars.

On January 31, 2012, the Company completed a 5 year Senior Secured Note of $C132.5 million, the proceeds of which were used to purchase loans receivable and other intangible assets from third-party lenders. Various adjustments for the quarter relate to this transaction.

Highlights for the three months ended March 31, 2012 (a table of results can be found at the end of this news release):

•	Adjusted net cash income for the second quarter ended March 31, 2012, was $2.0 million, compared to adjusted net cash income of $3.8 million for the same quarter last year. Included in these results is an additional cash expenditure of $1.0 million related to costs to support future growth opportunities.
•	Adjusted EBITDA of $6.2 million, down from $11.8 million for the same quarter last year. Included in these results is an expenditure of $1.0 million of costs in the UK and $875,000 of costs described below.
•	Net loss of $10.4 million, down from income of $2.5 million for the same quarter last year. These results reflect the following restructuring and expenditures totalling $11.2 million:
•	$3.2 million reduction in revenue as a result of the transition from a broker model to a direct lending model;
•	$3.0 million impairment of property and equipment charge;
•	$3.1 million loss provision recorded against portfolio of loans in the UK;
•	$1.0 million of expenditures in the UK to support future growth opportunities;
•	$875,000 in expenditures related to the B.C. compliance order, human resource strategies, market evaluations and other identified costs.
•	Diluted adjusted cash earnings per share were $0.11 for the quarter, compared to $0.22 per share for the same quarter last year.
•	Quarterly revenue of $44.1 million, down 4.2% from $46.1 million for the same quarter last year. The decrease in revenue was significantly impacted by a drop in loan volumes in Saskatchewan and Manitoba and reduced take-up rates for auxiliary products mostly in Ontario.
•	Loan volumes of $191.0 million, down 3.9% from $198.8 million compared to the same quarter last year.

Highlights for the six months ended March 31, 2012:

•	For the six months ended March 31, 2012, adjusted net cash income was $5.1 million compared to adjusted net cash income of $8.8 million in the same period last year.
•	Adjusted EBITDA of $15.6 million compared to $24.9 million for the same period last year.
•	Net loss of $9.4 million compared to income of $5.9 million in the same period last year.
•	Diluted adjusted cash earnings per share of $0.30 per share for the six months ended March 31, 2012 compared to $0.50 per share for the same period last year.
•	Revenue of $90.0 million, down 4.1% from $93.8 million for the same period last year.
•	Loan volumes of $390.6 million, down 5.9% from $415.1 million compared to the same period last year.

Mr. Gordon Reykdal, Chairman and CEO commented "Our overall long-term strategy has been to secure a dominant market footprint.  We have successfully established this footprint. With better visibility regarding regulation and its market impact, it is now appropriate to reassess the locations and distribution of branches in our network. We started this work this quarter and will continue in the coming quarter to optimize the branch network to succeed in the prevailing market conditions. In this regard, in the quarter, we recorded an impairment of property and equipment of $3.0 million.  This will facilitate the deployment of loan capital to more productive markets and contribute materially to reduced forward expenses."

Mr. Reykdal continues: "Relative to the same period last year, adjusted EBITDA and earnings were impacted by planned long-term expenditures to support future growth in the amount of approximately $1.0 million in expenditures related to new product development, expanded operations management, collections infrastructure and expansion into the UK."

Mr. Reykdal concluded: "Despite adjustments in the quarter, we maintain a dominant market footprint in the Canadian market, in which demand for payday loans and other alternative financial services remains high. We have made significant investments in new products and new markets that will yield positive results over the long-term. As a result of our restructuring costs and expansion capital needs the Board felt it was prudent to reduce the dividend for this quarter to $0.06 payable on June 7, 2012 to shareholders of record on May 24, 2012."

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates 569 branches across Canada under the banners "Cash Store Financial" and "Instaloans". Cash Store Financial also operates 25 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the Freedom card) and a prepaid credit card (the Freedom MasterCard) as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 2,500 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Summary Financial Information

Thousands of dollars, except for per share amounts and branch figures	Three Months Ended	Six Months Ended
Consolidated results	March 31	March 31	March 31	March 31
2011	2012	2011	2012
No. of branches	Canada	573	569	573	569
United Kingdom	6	25	6	25
579	594	579	594
Loan volumes
Loan fees included	$198,775	$191,030	$415,068	$390,641

Revenue
Loan fees	$32,813	$30,545	$69,127	$63,437
Other income	13,247	13,562	24,666	26,518
46,060	44,107	93,793	89,955

Branch expenses
Salaries and benefits	14,113	14,824	28,495	29,221
Retention payments	6,578	2,271	13,767	8,828
Selling, general and administrative	4,680	4,815	8,874	9,223
Rent	4,567	4,849	8,972	9,569
Advertising and promotion	1,303	975	2,729	2,517
Provision for loan losses	654	7,487	1,317	8,155
Depreciation of property and equipment	1,687	1,785	3,347	3,561
33,582	37,006	67,501	71,074
Branch operating income	12,478	7,101	26,292	18,881
Regional expenses	3,863	5,075	8,056	9,809
Corporate expenses	4,256	6,374	8,299	11,401
Interest expense	-	2,892	-	2,892
Impairment of property and equipment	-	3,017	-	3,017
Other depreciation and amortization	548	1,708	1,088	2,291
Income before income taxes	3,811	(11,965)	8,849	(10,529)
EBITDA *	6,260	(5,359)	13,760	(1,268)
Net income (loss) and comprehensive income (loss)	$2,500	$(10,378)	$5,852	$(9,389)
Weighted average number of shares
outstanding
- basic	17,186	17,425	17,142	17,422
- diluted	17,681	17,425	17,675	17,422
Basic earnings (loss) per share
Net income (loss) and comprehensive income (loss)	$0.15	$(0.60)	$0.34	$(0.54)
Diluted earnings (loss) per share
Net income (loss) and comprehensive income (loss)	$0.14	$(0.60)	$0.33	$(0.54)
Consolidated Balance Sheet Information
Working capital	$14,999	$85,610	$14,999	$85,610
Total assets	115,266	242,624	115,266	242,624
Total long-term liabilities	9,494	145,004	9,494	145,004
Total liabilities	28,768	168,414	28,768	168,414
Shareholders' equity	$86,498	$74,210	$86,498	$74,210
*EBITDA - earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets.

Adjusted Net Income (Loss) and Adjusted Net Cash Income Reconciliation

Thousands of dollars, except for per share amounts	Three Months Ended		Six Months Ended
Consolidated results	March 31	March 31	March 31	March 31
	2011	2012	2011	2012

Net Income (loss) before income taxes	$3,811	$(11,965)	$8,849	$(10,529)

Adjustments:
Unrealized foreign exchange loss	14	306	31	259
Revenue impact related to transitioning to a direct lending model	-	3,210	-	3,210
B.C. compliance order accrued costs	-	248	-	248
Loan loss provision	-	3,091	-	3,091
Impairment of property and equipment	-	3,017	-	3,017
Other items, net	(397)	627	(397)	627
Adjusted income (loss) before income taxes	3,428	(1,466)	8,483	(77)

Adjusted income taxes normalized	1,179	(326)	2,874	(16)
Adjusted net income (loss)	2,249	(1,140)	5,609	(61)
Other re-occuring non-cash items:
Accretion of long-term debt discount and amortization of deferred financing costs	-	353	-	353
Depreciation of property and equipment	2,007	2,076	4,011	4,148
Amortization of intangible assets	227	1,417	424	1,704
Stock based compensation	180	193	397	386
	2,414	4,039	4,832	6,591
Income taxes normalized	830	897	1,637	1,385
	1,584	3,142	3,195	5,206
Adjusted net cash income	$3,833	$2,002	$8,804	$5,145

Diluted GAAP earnings (loss) per share	$0.14	$(0.60)	$0.33	$(0.54)
Diluted adjusted earnings (loss) per share	0.13	(0.07)	0.32	(0.00)
Diluted adjusted cash earnings per share	$0.22	$0.11	$0.50	$0.30

EBITDA and Adjusted EBITDA Reconciliation

(thousands of dollars)	2010		2011				2012
	Q4	Q5	Q1	Q2	Q3	Q4	Q1	Q2

Consolidated Results
Net income (loss) and comprehensive income (loss)	$5,476	$7,682	$3,352	$2,500	$1,155	$2,035	$989	$(10,378)
Interest expense and other interest	44	51	44	35	34	33	103	2,920
Income tax	2,676	1,561	1,686	1,311	1,019	1,608	447	(1,587)
Stock-based compensation	247	260	217	180	171	218	193	193
Depreciation of property and equipment and amortization of intangible assets	1,882	1,578	2,201	2,234	2,168	2,313	2,359	3,493
EBITDA	$10,325	$11,132	$7,500	$6,260	$4,547	$6,207	$4,091	$(5,359)
Adjustments:
Class action settlements	$100	$-	$-	$-	$3,206	$-	$-	$-
Loan loss provision one-time addition	-	-	-	-	-	-	-	3,091
Unrealized foreign exchange (gains)/losses	(7)	9	17	14	(5)	(158)	(47)	306
Impairment of property and equipment	-	-	-	-	-	-	-	3,017
Revenue impact related to transitioning to a direct lending model	-	-	-	-	-	-	-	3,210
Effective interest component of retention payments	4,895	5,344	5,505	5,561	5,107	5,112	5,391	1,885
Adjusted EBITDA	$15,313	$16,485	$13,022	$11,835	$12,855	$11,161	$9,435	$6,150

Adjusted net income (loss) and adjusted net cash income are not measures prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). We define adjusted net income (loss) and adjusted net cash income as net income (loss) adjusted to exclude certain non-cash charges and credits as described below. Adjusted net cash income is defined as adjusted net income (loss) adjusted to exclude the after-tax impact of depreciation, amortization, accretion and stock based compensation. Diluted adjusted loss per share is defined as adjusted net cash income divided by weighted average diluted shares outstanding. Diluted cash income per share is defined as adjusted cash income divided by weighted average diluted shares outstanding. The Company presents adjusted net income (loss), adjusted net cash income, diluted adjusted earnings (loss) per share, and diluted cash earnings per share as supplemental measures of its financial performance.  These measurement used by measure are used by management to isolate the impact of certain other net non-cash charges and to show comparative results of operations. Not all companies calculate adjusted net income (loss), adjusted net cash income, diluted adjusted earnings (loss) per share, or diluted cash earnings per share in the same fashion, and therefore these amounts as presented may not be comparable to other similarly titled measures of other companies. The table above reconciles income (loss) before income taxes as reported on our Unaudited Consolidated Statements of Operations and Comprehensive income (loss) to adjusted net income (loss), adjusted net cash income, diluted adjusted earnings (loss) per share and diluted cash earnings per share

Adjusted EBITDA is not determined in accordance with U.S. GAAP or IFRS as issued by the International Accounting Standards Board, does not have a standardized meaning and may not be comparable to similar measures presented by other companies. Although Adjusted EBITDA, which we define as net income plus provision for income taxes, interest expense, depreciation of property and equipment, amortization of intangible assets, stock based compensation, class action settlements, certain loan loss provisions, unrealized foreign exchange (gains)/losses, impairment of property and equipment, revenue impact related to transitioning to a direct lending model and the annual return component of retention payments, does not have a standardized meaning prescribed by U.S. GAAP or IFRS, we believe it may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded from Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, Adjusted EBITDA should not be considered in isolation from or as an alternative to operating income, cash provided from operating activities or other income or cash flow data prepared in accordance with U.S. GAAP or IFRS.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition as well as initiatives to grow revenue or reduce retention payments. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual Information Form, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 40-F filed with the  U.S. Securities and Exchange Commission. All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

%CIK: 0001490658

For further information:

Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118; or Nancy Bland, Chief Financial Officer, (780) 732-5683

CO: The Cash Store Financial Services Inc.

CNW 20:12e 10-MAY-12